CANCER DETECTION CORPORATION


April 10, 2009


Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, Mail Stop 6010
Washington, D.C. 20549

Re: Cancer Detection Corporation
       Form 10-KSB for Fiscal Year Ended May 31, 2008
       File No. 000-51210

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated March 5, 2009 regarding the above-referenced filing and, as requested, provide the following response to the comments raised by staff.

The Company performed an assessment of the effectiveness of its internal control over financial reporting as of the year ended May 31, 2008 and concluded that our internal control over financial reporting was effective as of the year ended May 31, 2008.

Cancer Detection Corporation, based on additional analysis and post-closing work performed in the preparation of this response, has concluded that our disclosure controls and procedures were not effective at May 31, 2008 due to the omission of a required report in our filing as of May 31, 2008.

As a result of management's conclusions described above, the Company will file an amendment to its 10-KSB for the year ended May 31, 2008 under Item 8A and
Item 8A(T) to include management's annual report on internal control over financial reporting and to amend its conclusion regarding the effectiveness of disclosure controls and procedures. The amendment will be filed on April , 2009.

The Company acknowledges that

     1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

     3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ David M. Kittrell
David M. Kittrell
President